Special Opportunities Fund, Inc.
615 East Michigan Street
Milwaukee, WI 53202

May 24, 2021
FILED VIA EDGAR CORRESPONDENCE
Kenneth Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Special Opportunities Fund, Inc. Form N-CSR filed on March 8, 2021 Form N-CSR/A filed on March 11, 2021 File Number: 811-07528
Dear Mr. Ellington:
On behalf of Special Opportunities Fund, Inc. (the “Fund”) this letter updates and supplements our response to Item 4 of the comments received on April 21, 2021 from the Staff of the U.S. Securities and Exchange Commission regarding the Fund’s Form N-CSR filed on March 8, 2021, as amended by the Fund’s Form N-CSR/A filed on March 11, 2021 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The text of each comment is set forth below in bold face type followed by the Fund’s response.
4.
Please explain how the Emergent Capital, Inc. Senior Secured Notes are valued and provide additional information (in correspondence and in future filings by the Fund) about the unobservable inputs used to value this security.

RESPONSE:  Emergent Capital, Inc. (“Emergent”) Senior Secured Notes (the “Notes”) are valued in accordance with the Fund’s fair valuation procedures outlined within its policy for valuing portfolio securities.  Unobservable inputs used to value this security include the terms of Emergent’s latest round of Notes financing and a theoretical liquidation waterfall analysis.  The Fund also considers company news and other relevant market information as well as known secondary market transactions, if any, when valuing the security.

Upon examining Notes financings that took place in late 2018 and early 2019, including the latest round of Notes issuance on February 11, 2019, together with the status of Emergent subsidiary bankruptcies, the fair value of the Notes was reduced from par to 87.5% of par as of February 21, 2019.  On October 15, 2020 Emergent filed a voluntary petition for relief under Chapter 11 in US Bankruptcy Court for the District of Delaware.  Upon examining the bankruptcy and proposed restructuring and theoretical liquidation waterfall analysis, it was determined a satisfactory outcome was likely, thus the fair valuation of the Notes was unchanged.  This additional valuation information will be included in the Fund’s future shareholder reports if the Fund continues to hold the Notes at the end of the period covered by such reports.
Should you have any additional questions or comments regarding this letter, please contact the undersigned at 410.658.7491
Sincerely,
/s/ Stephanie Darling
Stephanie Darling
Chief Compliance Officer